Filed by Inflection Point Acquisition Corp. pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Inflection Point Acquisition Corp. (File No. 001-40823)

Inflection Point Acquisition Corp. and Intuitive Machines Announce Effectiveness of Registration Statement and the February 8, 2023 Extraordinary General Meeting of Shareholders to Approve the Business Combination

HOUSTON & NEW YORK--(BUSINESS WIRE)--Inflection Point Acquisition Corp. (Nasdaq: IPAX, IPAXU, IPAXW) (“Inflection Point”), a publicly traded special purpose acquisition company, today announced that its Registration Statement on Form S-4 relating to the previously announced business combination (the “Business Combination”) with Intuitive Machines, LLC (“Intuitive Machines” or the “Company”), a leading space exploration, infrastructure, and services company founded in 2013, has been declared effective by the U.S. Securities and Exchange Commission (“SEC”).

Inflection Point will mail the definitive proxy statement/prospectus relating to the Business Combination (the “Proxy Statement”) to stockholders of record as of the close of business on January 10, 2023.

An extraordinary general meeting of Inflection Point’s shareholders (the “Meeting”) to approve, among other items, the proposed Business Combination is scheduled to be held on February 8, 2023 at 11:00 a.m. New York City time. The Meeting will be held at the offices of White & Case LLP, located at 1221 Avenue of the Americas, New York, NY 10020, and virtually via live webcast at https://www.cstproxy.com/inflectionpointacquisition/2023. If the proposals at the Meeting are approved, Inflection Point and Intuitive Machines anticipate that the Business Combination will close and the post-closing company will be renamed “Intuitive Machines, Inc.” and its stock and warrants will continue to be listed on Nasdaq under the new ticker symbols “LUNR” and “LUNRW”, respectively, shortly thereafter, subject to the satisfaction or waiver, as applicable, of all other closing conditions.

Every stockholder’s vote is important, regardless of the number of shares held. Accordingly, Inflection Point requests that each stockholder complete, sign, date and return a proxy card (online or by mail, in accordance with the instructions provided in the Proxy Statement) as soon as possible and by no later than 11:59 p.m. Eastern Time on February 7, 2023, to ensure that the stockholder’s shares will be represented at the Meeting. Stockholders who hold shares in “street name” (i.e. those stockholders whose shares are held of record by a broker, bank or other nominee) should contact their broker, bank or nominee to ensure that their shares are voted.

If any individual Inflection Point stockholder does not receive the Proxy Statement, such stockholder should (i) confirm his or her Proxy Statement’s status with his or her broker or (ii) contact Morrow Sodali LLC, Inflection Point’s proxy solicitor, for assistance via e-mail at mailto: IPAX.info@investor.morrowsodali.com or toll-free call at (800) 662-5200. Banks and brokers can place a collect call to Morrow Sodali at (203) 658-9400.

“We are excited to have achieved this milestone in the transaction process and are pleased to announce the date for the Extraordinary General Meeting of Inflection Point stockholders,” said Michael Blitzer, Co-CEO of Inflection Point. “We are confident Intuitive Machines will continue leading the development of the lunar and broader space economies as a public company.”

About Intuitive Machines

Intuitive Machines is a diversified space company focused on space exploration. Intuitive Machines supplies space products and services to support sustained robotic and human exploration to the Moon, Mars, and beyond. Intuitive Machines’ products and services are offered through its four business units: Lunar Access Services, Orbital Services, Lunar Data Services, and Space Products and Infrastructure. For more information, please visit intuitivemachines.com.

About Inflection Point

Inflection Point is a blank check company formed for the purpose of identifying and partnering with North American and European businesses in the consumer and technology sectors. Inflection Point’s financial sponsor is an affiliate of Kingstown Capital Management, LP, an investment firm. For more information, please visit inflectionpointacquisition.com.

Additional Information and Where to Find It

This press release relates to the Business Combination. In connection with the Business Combination, Inflection Point has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC (as amended by Amendment No. 1 to the Registration Statement, filed on December 1, 2022, Amendment No. 2 to the Registration Statement, filed on December 23, 2022, Amendment No. 3 to the Registration Statement, filed on January 12, 2023, and Amendment No. 4 to the Registration Statement, filed on January 20, 2023), which includes a preliminary proxy statement/prospectus to be distributed to holders of Inflection Point’s ordinary shares in connection with Inflection Point’s solicitation of proxies for the vote by Inflection Point’s shareholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of securities to be issued to Intuitive Machines equity holders in connection with the Business Combination. Now that the Registration Statement has been declared effective, Inflection Point will mail a copy of the Proxy Statement to its shareholders. The Registration Statement includes information regarding the persons who may, under the SEC rules, be deemed participants in the solicitation of proxies to Inflection Point’s shareholders in connection with the Business Combination. Inflection Point will also file other documents regarding the Business Combination with the SEC. Before making any voting decision, investors and security holders of Inflection Point and Intuitive Machines are urged to read the Registration Statement, the proxy statement/prospectus contained therein, and all other relevant documents filed or that will be filed with the SEC in connection with the Business Combination as they become available because they will contain important information about the Business Combination.

Investors and security holders may obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Inflection Point through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Inflection Point may be obtained free of charge from Inflection Point’s website at www.inflectionpointacquisition.com or by written request to Inflection Point at Inflection Point Acquisition Corp., 34 East 51st Street, 5th Floor, New York, NY 10022.

No Offer or Solicitation

This press release is for informational purposes only and shall neither constitute an offer to sell nor the solicitation of an offer to buy any securities, nor a solicitation of a proxy, vote, consent or approval in any jurisdiction in connection with the Business Combination, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdictions. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Business Combination. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Inflection Point’s securities, (ii) the risk that the Business Combination may not be completed by Inflection Point’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Inflection Point, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the receipt of the requisite approvals of Inflection Point’s shareholders and Intuitive Machines’ equity holders, respectively, and the receipt of certain governmental and regulatory approvals, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (v) the effect of the announcement or pendency of the Business Combination on Intuitive Machines’ business relationships, performance, and business generally, (vi) risks that the Business Combination disrupts current plans of Intuitive Machines and potential difficulties in Intuitive Machines employee retention as a result of the Business Combination, (vii) the outcome of any legal proceedings that may be instituted against Intuitive Machines or against Inflection Point related to the business combination agreement or the Business Combination, (viii) the ability to maintain the listing of Inflection Point’s securities on Nasdaq, (ix) the price of Inflection Point’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Intuitive Machines plans to operate, variations in performance across competitors, changes in laws and regulations affecting Intuitive Machines’ business and changes in the combined capital structure, (x) the ability to implement business plans, forecasts, and other expectations after the completion of the Business Combination and identify and realize additional opportunities, (xi) the impact of the global COVID-19 pandemic, (xii) the market for commercial human spaceflight has not been established with precision, it is still emerging and may not achieve the growth potential Intuitive Machines expects or may grow more slowly than expected, (xiii) space is a harsh and unpredictable environment where Intuitive Machines’ products and service offerings are exposed to a wide and unique range of environmental risks, which could adversely affect Intuitive Machines’ launch vehicle and spacecraft performance, (xiv) Intuitive Machines’ business with various governmental entities is subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto, (xv) Intuitive Machines’ limited operating history makes it difficult to evaluate its future prospects and the risks and challenges they may encounter and (xvi) other risks and uncertainties described in Inflection Point’s registration statement on Form S-1 (File No. 333-253963), which was originally filed with the SEC on September 21, 2021 (the “Form S-1”), in its Annual Report on Form 10-K for the year ended 2021 and its subsequent Quarterly Reports on Form 10-Q, the Registration Statement and Amendment No. 1 to the Registration Statement filed with the SEC on December 1, 2022, Amendment No. 2 to the Registration Statement, filed on December 23, 2022, Amendment No. 3 to the Registration Statement, filed on January 12, 2023, and Amendment No. 4 to the Registration Statement, filed on January 20, 2023, the proxy statement/prospectus contained therein, the Proxy Statement and any other documents filed by Inflection Point from time to time with the SEC. The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Form S-1, the Annual Report on Form 10-K for the year ended 2021, the Quarterly Reports on Form 10-Q, the Registration Statement (as amended), the proxy statement/prospectus contained therein, the Proxy Statement and the other documents filed by Inflection Point from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Intuitive Machines and Inflection Point assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. Neither Intuitive Machines nor Inflection Point gives any assurance that either Intuitive Machines or Inflection Point, respectively, will achieve its expectations.

Participants in the Solicitation

Inflection Point and Intuitive Machines and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Inflection Point’s shareholders in connection with the Business Combination. Information about Inflection Point’s directors and executive officers and their ownership of Inflection Point’s securities is set forth in Inflection Point’s filings with the SEC. To the extent that holdings of Inflection Point’s securities have changed since the amounts printed in Inflection Point’s Annual Report on Form 10-K for the year ended 2021, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Business Combination may be obtained by reading the Proxy Statement regarding the Business Combination. You may obtain free copies of these documents as described in the preceding paragraphs.

Contacts

For investor inquiries please contact:

investors@intuitivemachines.com

For media inquiries please contact:

press@intuitivemachines.com

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